

January 25, 2011

Ms. Sandra A. Knell
 Chief Financial Officer
THE COAST DISTRIBUTION SYSTEM, INC.
350 Woodview Avenue
Morgan Hill, California 95037

> **Re:** **The Coast Distribution System, Inc.**
> **Supplemental response letter dated January 10, 2011 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-09511**

Dear Ms. Knell:

We have reviewed your supplemental response letter to us filed on January 10, 2011 in response to our letter of comment dated December 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Consolidated Statements of Operations, page 31

1.   We have reviewed your response to our prior comments 1 and 2. With respect to your Average Annual Income used in the income test for income from continuing operations, we note the amount of $3,025,000 was based on an average of 4 years, whereas the average income should have been computed using an average of 5 years, notwithstanding that a zero amount had been assigned to the loss year. As recomputed, the Average Annual Income would have been $2,420,000. Since such recomputed amount is still more than 10 times the fiscal year ended December 31, 2009 pre-tax income from continuing operations, the outcome of the test has not changed. For future reference, please note that the income averaging test requires the use of 5 years as the denominator. In addition, as your investment in Accessorios represents a significant portion of "Other

Assets," please give consideration to disclosing the nature of this investment and its accounting, along with any material changes from one year to the next, in your notes to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief